Exhibit (h)(4)(iii)

March 30, 2017

Natixis Funds Trust I

Loomis Sayles Funds I

Loomis Sayles Funds II

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Loomis, Sayles & Company, L.P. (“Loomis Sayles”) notifies you that it will waive its management fee and, to the extent necessary, reimburse certain expenses of the Funds listed below through January 31, 2019 in order to limit the Funds’ total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap
March 31, 2017 through January 31, 2019:

Loomis Sayles Core Plus Bond Fund[3]	0.80% for Class T shares

Loomis Sayles Global Equity and Income Fund[1]	1.25% for Class T shares

Loomis Sayles Growth Fund[1,2]	1.25% for Class T shares

Loomis Sayles High Income Fund[1]	1.10% for Class T shares

Loomis Sayles Intermediate Duration Bond Fund	0.65% for Class T shares

Loomis Sayles Investment Grade Bond Fund[1]	0.95% for Class T shares

Name of Fund	Expense Cap
Loomis Sayles Limited Term Government and Agency[1]	0.80% for Class T shares

Loomis Sayles Strategic Income Fund[1]	1.25% for Class T shares

Loomis Sayles Value Fund[1]	1.10% for Class T shares

[1]	NGAM Advisors, L.P. (“NGAM Advisors”) will bear a portion of the waiver/reimbursement. The NGAM Advisors portion of the waiver/reimbursement will be equal to the ratio of the NGAM Advisors Support Services Fee divided by the management fee earned by Loomis Sayles.
[2]	Although the Fund will close to new investors effective March 31, 2017, Class T shares will be made available to accommodate shareholders that may wish to convert existing shares into Class T shares.
[3]	The expense caps above account for advisory administration fees payable to NGAM Advisors. Loomis Sayles and NGAM Advisors have agreed to equally bear the waiver/reimbursement.

With respect to each Fund, subject to applicable legal requirements, Loomis Sayles shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class’ total annual fund operating expenses fall below the annual rates set forth above; provided, however, that a Fund is not obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this undertaking, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of the Trusts affected.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds agree to bear some portion of the Funds’ expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Loomis, Sayles & Company, L.P.

By:	/s/ Lauren Pitalis
Name:	Lauren Pitalis
Title:	Vice President

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